FILED BY PEET’S COFFEE & TEA, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: DIEDRICH COFFEE, INC.

COMMISSION FILE NO. 000-21203

Peet’s Coffee & Tea Issues Statement in Response to Announcement by Diedrich Coffee of Revised Acquisition Proposal from Green Mountain Coffee Roasters

EMERYVILLE, Calif., — Peet’s Coffee & Tea, Inc. (NASDAQ: PEET) today issued the following statement after an announcement by Diedrich Coffee, Inc. (NASDAQ: DDRX) that Green Mountain Coffee Roasters, Inc. (NASDAQ: GMCR) had unilaterally raised its proposed purchase price for the acquisition of Diedrich.

“We were informed by Diedrich yesterday that it received a revised offer from Green Mountain increasing its price from $30.00 per share in cash to $32.00 per share in cash. Diedrich indicated to us that its board of directors required additional time to analyze the proposal relative to Peet’s combined cash-and-stock proposal currently valued at $30.41 per share based on Peet’s closing price yesterday, November 23, 2009, of $33.06,” said Patrick O’Dea, President & CEO of Peet’s Coffee & Tea.

“We appreciate the need to fully understand all elements and implications of both proposals, and believe our current proposal to be superior given the greater certainty of an expeditious closing and the potential upside for Diedrich’s shareholders through the Peet’s stock component.”

Under the terms of the existing merger agreement Peet’s entered into with Diedrich on November 2, 2009, the agreement remains in effect until at least 5:00 p.m. Pacific Time on Friday, November 27, 2009, and until that time (as it may be extended to the extent provided in the agreement), Peet’s has the right to amend its offer such that Diedrich’s board of directors could no longer determine that Green Mountain’s proposal continues to be a superior proposal.

Additional Information and Where to Find It

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Diedrich. Peet’s has filed a registration statement on Form S-4 (containing a prospectus/offer to purchase and certain other offer documents) and a tender offer statement on Schedule TO with the SEC and Diedrich has filed a solicitation/recommendation statement on Schedule 14D-9, all with respect to the Offer and the Merger (as defined in those documents). Diedrich stockholders are urged to read Peet’s prospectus/offer to purchase and the other offer documents contained in the registration statement, and Diedrich’s solicitation/recommendation statement, because they contain important information that stockholders should consider before making any decision regarding tendering their shares. The registration statement (including the prospectus/offer to purchase and the other offer documents contained therein), the tender offer statement and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the Offer. The registration statement (including the prospectus/offer to purchase and certain other offer documents contained therein), as well as the tender offer statement and the solicitation/recommendation statement, are available to all stockholders of Diedrich at no expense to them. The registration statement (including the prospectus/offer to purchase and other offer documents), the tender offer statement and the solicitation/recommendation statement are available for free at the SEC’s web site at

www.sec.gov. Free copies of the prospectus and offer to purchase (and other offer documents) are also available from Peet’s by mail to Peet’s Coffee & Tea, Inc., 1400 Park Avenue, Emeryville, CA 94608, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement are available by Diedrich by mail to Diedrich Coffee, Inc., 28 Executive Park, Suite 200, Irvine, CA 92614, attention: Investor Relations. In addition, the prospectus/offer to purchase (and other offer documents) may also be obtained free of charge by directing a request to the Information Agent for the offer, Laurel Hill Advisory Group, LLC, 100 Wall Street, 22nd floor, New York, NY 10005 at 1-888-742-1305 (toll free). Continental Transfer & Trust Company is acting as depositary for the tender offer.

In addition to the foregoing materials filed with the SEC, Peet’s and Diedrich file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any reports, statements or other information filed by Peet’s or Diedrich at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Peet’s and Diedrich’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Offer and the Merger

Peet’s will be, and certain other persons may be, soliciting Diedrich stockholders to tender their shares into the exchange offer. The directors and executive officers of Peet’s and the directors and executive officers of Diedrich may be deemed to be participants in Peet’s solicitation of Diedrich’s stockholders to tender their shares into the exchange offer.

Stockholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Peet’s and Diedrich in the exchange offer by reading the prospectus/offer to purchase and certain other offer documents, as well as the solicitation/recommendation statement.

About Peet’s Coffee & Tea, Inc.

Peet’s Coffee & Tea, Inc., (NASDAQ: PEET), is the premier specialty coffee and tea company in the United States. Founded in 1966 in Berkeley, California by Alfred Peet, an early tea authority who became widely recognized as the grandfather of specialty coffee in the U.S., Peet’s offers superior quality coffees and teas in multiple forms, by sourcing the best quality coffee beans and tea leaves in the world, adhering to strict high quality and taste standards, and controlling product quality though its unique direct store delivery selling and merchandising system. Peet’s is committed to strategically growing its business through many channels while maintaining the extraordinary quality of its coffees and teas. For more information about Peet’s Coffee & Tea, Inc. visit www.peets.com.

Forward Looking Statements

This press release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to the anticipated purchase price and the anticipated closing timing of the transaction. Forward-looking statements are based on management’s beliefs, as well as assumptions made by and information currently available to management, including financial and operational information, the company’s stock price volatility, and current competitive conditions. As a result, these statements are subject to various risks and uncertainties. The company’s actual results could differ materially from those set forth in forward-looking statements depending on a variety of factors including, but not limited to, actions taken by competing bidders for Diedrich, fluctuations in the market price of Peet’s common stock, legal and regulatory developments, general economic conditions, including the current recession and its ongoing negative impact on consumer spending, the company’s ability to implement its business strategy, attract and retain customers, and obtain and expand its market presence in new geographic regions; the availability and cost of high quality Arabica coffee beans; consumers’ tastes and preferences; complaints or claims by current, former or prospective employees or government agencies; and competition in its market as well as other risk factors as described more fully in the company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 28, 2008. These factors may not be exhaustive. The company operates in a continually changing business environment, and new risks emerge from time to time. Any forward-looking statements speak only as of the date of this press release.

Contacts:

Sard Verbinnen & Co

Paul Kranhold/Diane Henry, 415-618-8750